Exhibit 99.4

FORM 51-102F4

AMENDED AND RESTATED BUSINESS ACQUISITION REPORT

Item 1	Identity of Company

1.1	Name and Address of Company

Brookfield Renewable Corporation

250 Vesey Street

New York, NY

United States

10281

1.2	Executive Officer

Wyatt Hartley

Chief Financial Officer of our service provider, BRP Energy Group L.P.

Telephone: 416.369.3366

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

BEPC Reorganization

On July 29, 2020, in connection with the previously announced special distribution (the “Special Distribution”) by Brookfield Renewable Partners L.P. (“BEP”) of class A exchangeable subordinate voting shares (“BEPC Class A Shares”) of Brookfield Renewable Corporation (“BEPC”), BEPC acquired from Brookfield Renewable Energy L.P. (“BRELP”) all of BRELP’s interests in BRP Bermuda Holdings I Limited (excluding a 10% interest retained by BEP), Brookfield Power US Holding America Co. and BEP Bermuda Holdings IV Limited (collectively, the “BEPC Operating Subsidiaries”, and the acquisition of the BEPC Operating Subsidiaries by BEPC and related transactions, the “BEPC Reorganization”). The BEPC Operating Subsidiaries own and operate hydroelectric power, wind, solar and storage and ancillary assets in the United States and Brazil, and hydroelectric power assets in Colombia. The Special Distribution was completed on July 30, 2020 and each holder of BEP Units of record as of July 27, 2020 received one (1) BEPC Class A Share for every four (4) BEP Units held. The BEPC Class A Shares commenced trading on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol “BEPC” on July 30, 2020.

TERP Acquisition

On July 31, 2020, BEP and BEPC acquired all of the outstanding shares of Class A common stock (“TERP Shares”) of TerraForm Power, Inc. (“TerraForm Power”),

other than the approximately 62% of TERP Shares owned by BEP and its affiliates (the “TERP Acquisition”). TerraForm Power owns and operates a best-in-class renewable power portfolio of solar and wind assets located primarily in the U.S. and E.U., totaling more than 4,200 MW of installed capacity, and prior to the completion of the TERP Acquisition was listed on the Nasdaq Stock Market.

Following completion of the TERP Acquisition, TerraForm Power is owned as to 47% by Brookfield Asset Management Inc. (“Brookfield”) and as to 53% by BEP (including through its ownership of BEPC), and BEP has an indirect 67% economic interest. Concurrent with closing of the TERP Acquisition (i) an indirect subsidiary of Brookfield entered into a voting agreement with BEPC giving BEPC certain voting rights over the TERP Shares owned by Brookfield, and (ii) BEP and BRELP entered into a voting agreement with BEPC, giving BEPC certain voting rights over the TERP Shares controlled by BEP (collectively, the “TERP Voting Agreements”). As a result, BEPC (and therefore BEP) controls TerraForm Power and has consolidated it from an accounting point of view.

2.2	Acquisition Date

July 29, 2020 and July 31, 2020

2.3	Consideration

BEPC Reorganization

BRELP transferred its interests in the BEPC Operating Subsidiaries (excluding a 10% interest in BRP Bermuda Holdings I Limited retained by BEP) to BEPC in consideration for 77,842,712 BEPC Class A Shares and 126,400,000 class C non-voting shares of BEPC (“BEPC Class C Shares”), such shares constituting all of the issued and outstanding BEPC Class A Shares (prior to completion of the TERP Acquisition) and BEPC Class C Shares. The BEPC Class A Shares received by BRELP were then distributed by BRELP to holders of its equity units (including BEP) and to its general partner (the “BRELP Distribution”), following which BEP distributed such BEPC Class A Shares pursuant to the Special Distribution.

TERP Acquisition

Each TERP Share (other than TERP Shares owned by BEP and its affiliates) was acquired for either 0.47625 of a BEPC Class A Share or 0.47625 of a BEP Unit, at the election of holders of TERP Shares. Upon closing of the TERP Acquisition, BEP acquired an aggregate of 8,471,328 TERP Shares in exchange for the issuance by BEP of 4,034,469 BEP Units to such holders of TERP Shares and BEPC acquired an aggregate of 77,764,286 TERP Shares in exchange for the issuance by BEPC of an aggregate of 37,035,241 BEPC Class A Shares to such holders of TERP Shares. In addition, each outstanding restricted stock award issued under TerraForm Power’s 2018 Amended and Restated Long-Term Incentive Plan was converted into an award of the same type with respect to a number of BEPC Class A Shares determined by multiplying the number of TERP Shares subject to each outstanding TerraForm Power restricted stock unit award by 0.47625.

2.4	Effect on Financial Position

BEPC on the date hereof has filed annual consolidated financial statements that reflect the consolidation of the BEPC Operating Subsidiaries retrospectively to January 1, 2017 using carrying values prior to the BEPC Reorganization. As a result, no further adjustments are required to BEPC’s annual consolidated financial statements to illustrate the effect of the BEPC Reorganization or the transfer of control of TerraForm Power to BEPC (indirectly through BEP) in connection with the TERP Voting Agreements.

The estimated effect of the TERP Acquisition to BEPC is outlined in the unaudited pro forma financial statements of BEPC incorporated by reference into this Report. The unaudited pro forma financial statements are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable.

BEPC currently has no plans or proposals for material changes in the business affairs of the BEPC Operating Subsidiaries or TerraForm Power which may have a significant effect on the financial performance or financial position of BEPC.

2.5	Prior Valuations

Neither BEPC nor BEP within the 12 months preceding the date hereof, obtained a valuation opinion required by securities legislation or a Canadian exchange or market to support the consideration paid by BEP and BEPC to complete the BEPC Reorganization.

Neither BEPC nor, to its knowledge, TerraForm Power, within the 12 months preceding the date hereof, obtained a valuation opinion required by securities legislation or a Canadian exchange or market to support the consideration paid by BEP and BEPC to complete the TERP Acquisition.

2.6	Parties to Transaction

BEPC Reorganization

BEPC acquired the BEPC Operating Subsidiaries from BRELP. BRELP is an affiliate of BEPC since each of BEPC and BRELP is a subsidiary of BEP.

TERP Acquisition

Each of BEPC and BEP acquired TERP Shares pursuant to the TERP Acquisition. BEPC is an affiliate of BEP since BEPC is a subsidiary of BEP.

2.7	Date of Report

August 25, 2020, as amended and restated on November 20, 2020

Item 3	Financial Statements and Other Information

Included in and forming part of this Report are the unaudited pro forma condensed combined statement of operating results of BEPC for the nine months ended September 30, 2020 and for the year ended December 31, 2019 attached as Schedule A to this Report, which pro forma financial statements were prepared to illustrate the effects of the TERP Acquisition.

BROOKFIELD RENEWABLE CORPORATION

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

These Unaudited Pro Forma Financial Statements of Brookfield Renewable Corporation (“BEPC”) have been prepared to illustrate the effects of the following transactions (collectively, the “BEPC Transactions”):

•

The issuance of 77,842,712 class A exchangeable subordinate voting shares of BEPC (“BEPC exchangeable shares”), 110 class B multiple voting shares of BEPC (“BEPC class B shares”) and 126,400,000 class C non-voting shares of BEPC (“BEPC class C shares”) in connection with the transfer of the United States, Colombian and Brazilian operations (the “Business”) of Brookfield Renewable Partners L.P. (“BEP”) to BEPC; and

•

BEPC’s acquisition of 77,764,286 shares of Class A common stock, par value $0.01, of TERP (“TERP shares”) not already owned by BEP and its affiliates (the “public TERP shares”), representing a 34% interest in TERP, in exchange for 37,035,241 BEPC exchangeable shares to such holders of public TERP shares (the “TerraForm Power acquisition”)

BEP directly and indirectly controlled the Business prior to the BEPC Transactions and continues to control the Business subsequent to the BEPC Transactions through its interests in BEPC. Accordingly, to reflect this continuity of interests, the consolidated financial statements of BEPC reflect BEP’s carrying values prior to the special distribution and provide comparative information of the Business for the periods prior to the BEPC Transactions, as previously reported by BEP. As a result, there is no adjustment that needs to be included in these Unaudited Pro Forma Financial statements to illustrate the effect of the transfer of the Business.

Simultaneous to the completion of the TerraForm Power acquisition, BEPC entered into voting agreements with certain indirect subsidiaries of BAM and BEP to transfer the power to vote their respective shares held in TERP (or its successor entity) to BEPC. As a result, BEPC indirectly controls and consolidates TERP upon completion of the TERP acquisition. BEPC has accounted for this transfer of power as a transaction between entities under common control because BAM is the ultimate parent of TERP and BEPC before and after the transaction is completed. BEPC accounts for transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. As a result, the only adjustment that needs to be included in these Unaudited Pro Forma Financial statements to illustrate the effect of the TerraForm Power acquisition is to the attribution of income.

Prior to the completion of the special distribution, BEPC entered into two subordinated credit facilities with BEP, one as borrower and one as lender, each providing for a ten-year $1.75 billion revolving credit facility to permit the movement of cash within the Brookfield Renewable group. No amounts were drawn under these credit facilities as of the date of the special distribution. In addition, BEP provided to BEPC an equity commitment in the amount of $1 billion which may be called upon by BEPC in exchange for the issuance of BEPC class C shares to BEP. The rationale for these subordinated credit facilities and for the equity commitment is to provide BEPC with access to debt financing and equity capital on an as-needed basis and to maximize BEPC’s flexibility.

These Unaudited Pro Forma Financial Statements are presented for illustrative purposes only and do not necessarily reflect the operating results or financial position that would have occurred if the BEPC Transactions had been consummated on the dates indicated, nor are they necessarily indicative of the results of operations or financial condition that may be expected for any future period or date. Accordingly, such information should not be relied upon as an indicator of future performance, financial condition or liquidity. Additionally, these Unaudited Pro Forma Financial Statements do not give effect to revenue synergies, operating efficiencies or cost savings that may be achieved with respect of the BEPC Transactions. Actual results may differ materially from the assumptions within the accompanying Unaudited Pro Forma Financial Statements. During 2020, financial markets have been negatively impacted by the novel Coronavirus or COVID-19, which has resulted in economic uncertainty. BEPC is not able to predict or forecast the extent or duration of the economic uncertainty, and consequently, it is difficult to reliably measure the potential impact of this uncertainty on future financial results.

The information in the Unaudited Pro Forma Condensed Combined Statements of Income and Loss for the nine months ended September 30, 2020 and for the year ended December 31, 2019 give effect to the BEPC Transactions as if they had occurred on January 1, 2019. All financial data in these Unaudited Pro Forma Financial Statements is presented in U.S. dollars and has been prepared using accounting policies that are consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Historical financial information has been adjusted in these Unaudited Pro Forma Financial Statements to give effect to pro forma adjustments that are (1) directly attributable to the TerraForm Power acquisition, (2) factually supportable, and (3) with respect to the Unaudited Pro Forma Condensed Combined Statement of Operating Results, expected to have a continuing impact on the combined results of BEPC. The Unaudited Pro Forma Financial Statements are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. The notes to these Unaudited Pro Forma Financial Statements provide a detailed discussion of how such adjustments were derived and presented in these Unaudited Pro Forma Financial Statements.

These Unaudited Pro Forma Financial Statements and the notes thereto should be read together with (i) the audited consolidated financial statements of Brookfield Renewable Corporation as at December 31, 2019 and 2018 and for each of the years in the three years ended December 31, 2019 filed under BEPC’s profile on SEDAR at www.sedar.com on November 20, 2020, and (ii) the unaudited interim consolidated financial statements of Brookfield Renewable Corporation as at September 30, 2020 and December 31, 2019 and for the three and nine months ended September 30, 2020 and 2019 filed under BEPC’s profile on SEDAR at www.sedar.com on November 4, 2020.

Unaudited Pro Forma Condensed Combined Statement of Income and Loss

(MILLIONS) Nine months ended September 30, 2020	Brookfield Renewable Corporation	TerraForm Power acquisition	BEPC Transactions Pro Forma
		(2)
Revenues	$2,341	$—	$2,341
Other income	29	—	29
Direct operating costs	(781)	—	(781)
Management service costs	(106)	—	(106)
Interest expense	(587)	—	(587)
Share of earnings from equity-accounted investments	(3)	—	(3)
Foreign exchange and financial instrument gain	11	—	11
Depreciation	(806)	—	(806)
Other	(64)	—	(64)
Remeasurement of exchangeable and class B shares(3)	(1,163)	—	(1,163)
Income tax expense
Current	(26)	—	(26)
Deferred	(32)	—	(32)

	(58)	—	(58)

Net loss	$(1,187)	$—	$(1,187)

Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$31	$28	$59
Participating non-controlling interests – in a holding subsidiary held by Brookfield Renewable	4		4
Brookfield Renewable	(1,222)	(28)	(1,250)

	$(1,187)	$—	$(1,187)

Unaudited Pro Forma Condensed Combined Statement of Income and Loss

(MILLIONS) Year ended December 31, 2019	Brookfield Renewable Corporation	TerraForm Power acquisition	BEPC Transactions Pro Forma
		(2)
Revenues	$3,226	$—	$3,226
Other income	79	—	79
Direct operating costs	(1,053)	—	(1,053)
Management service costs	(109)	—	(109)
Interest expense	(701)	—	(701)
Share of earnings from equity-accounted investments	12	—	12
Foreign exchange and financial instrument gain	5	—	5
Depreciation	(983)	—	(983)
Other	(197)	—	(197)
Income tax expense
Current	(64)	—	(64)
Deferred	(3)	—	(3)

	(67)	—	(67)

Net income	$212	$—	$212

Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$36	$71	$107
Participating non-controlling interests – in a holding subsidiary held by Brookfield Renewable	11	—	11
Brookfield Renewable	165	(71)	94

	$212	$—	$212

NOTES TO THE UNAUDITED

PRO FORMA FINANCIAL STATEMENTS OF BEPC

(1)	BASIS OF PRESENTATION

The information in the Unaudited Pro Forma Financial Statements are based on BEPC’s historical consolidated financial statements. The information in the Unaudited Pro Forma Condensed Combined Statement of Income and Loss for the nine months ended September 30, 2020 and the year ended December 31, 2019 illustrate the effect of the BEPC Transactions as if they had been consummated on January 1, 2019.

(2)	TERRAFORM POWER ACQUISITION

BEPC acquired 77,764,286 TERP shares not already owned by BEP and its affiliates, representing a 34% interest in TERP, in exchange for the issuance of 37,035,241 BEPC exchangeable shares to such holders of public TERP shares.

(3)	REMEASUREMENT OF EXCHANGEABLE AND CLASS B SHARES

BEPC exchangeable shares are exchangeable at the option of the holder at any time at a price equal to the market price of a BEP unit (subject to adjustment in the event of certain dilutive or other capital events by BEPC or BEP). BEPC has the option to satisfy the exchange either by delivering a BEP unit or the cash equivalent. BEPC class B shares and BEPC class C shares are redeemable for cash in an amount equal to the market price of a BEP unit. Due to the exchange feature of the BEPC exchangeable shares and the redemption feature of the BEPC class B shares, the BEPC exchangeable shares and BEPC class B shares are classified as financial liabilities in the consolidated financial statements of BEPC. BEPC class C shares, as the most subordinated class of all common shares, are classified as equity instruments.

Valuation of the liabilities associated with the BEPC exchangeable shares and BEPC class B shares is based on the market value of BEP units for which they are exchangeable into, with remeasurement gains or losses recognized in BEPC’s statements of income and loss. The valuation of the liability in the BEPC statement of financial position as at September 30, 2020 is based on the closing price of a BEP unit ($52.55) as at September 30, 2020 and 114,792,896 BEPC exchangeable shares and BEPC Class B shares issued and outstanding in aggregate. The impact of the remeasurement gains or losses as if the BEPC Transactions were completed at the beginning of the period have not been reflected in these Unaudited Pro Forma Financial Statements. An increase or a decrease in the per share fair market value of the BEPC exchangeable shares and BEPC class B shares by 10% is expected to decrease or increase, respectively, net income by approximately $603 million for the nine months ended September 30, 2020, on a pre-tax basis.

(4)	EARNINGS PER SHARE

Earnings per share have not been presented as all the classes of BEPC’s share capital do not represent “ordinary shares” under IAS 33 Earnings per share.